UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number 001-36903

KORNIT DIGITAL LTD.

(Translation of Registrant’s name into English)

12 Ha’Amal Street

Park Afek

Rosh Ha’Ayin 4824096 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Receipt of Court Approval for Share Repurchases

On December 15, 2022, an Israeli court approved Kornit Digital Ltd.’s (the “Company” or “Kornit”) request to authorize a share repurchase program of up to $75 million of the Company’s ordinary shares. The court approval signifies the completion of the regulatory approval process for the share repurchase program previously reported by Kornit (in its Report of Foreign Private Issuer on Form 6-K, furnished to the Securities and Exchange Commission on August 10, 2022), after which repurchases may be effected.

The court-approved program covers an initial period of six months, after which period renewed court approval would be required to continue the program. Under the program, the Company may make repurchases from time to time through open market repurchases or privately negotiated transactions, subject to market conditions, applicable legal requirements, and other relevant factors. The Company will effect open market repurchases in accordance with the requirements of Rule 10b-18 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Kornit may also, from time to time, enter into plans in accordance with the affirmative defense provided by Rule 10b5-1 under the Exchange Act to facilitate repurchases of its shares under this authorization. The repurchase program does not obligate the Company to acquire any particular amount of its ordinary shares, and it may be modified, suspended, or terminated, at any time at the Company’s discretion. The timing and actual number of shares repurchased may depend on a variety of factors, including price, general business and market conditions, and alternative investment opportunities.

Incorporation by Reference

The contents of this Report of Foreign Private Issuer on Form 6-K are hereby incorporated by reference into Kornit’s Registration Statements on Form F-3 (File No. 333-248784) and Form S-8 (File No.’s 333-203970, 333-214015, 333-217039, 333-223794, 333-230567, 333-237346, 333-254749, and 333-263975).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KORNIT DIGITAL LTD.

Date: December 19, 2022	By:	/s/ Lauri Hanover
	Name:	Lauri Hanover
	Title:	Chief Financial Officer

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